SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531

TCP Acquires Tele Centro Oeste Participações S.A.

São Paulo, Brazil – January 16, 2003 — Telesp Celular Participações S.A (“TCP”), (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred), the Brazilian holding company that owns 100% of Telesp Celular S.A., the leading mobile operator in the state of São Paulo in Brazil, and Global Telecom S.A., a B-band mobile operator in the Brazilian states of Santa Catarina and Paraná, announced today it had entered into a preliminary binding agreement with Fixcel S.A. (“Fixcel”) to acquire 77,256,410,396 (seventy seven billion, two hundred and fifty six million, four hundred and ten thousand and three hundred and ninety six) shares, representing 61.10% of voting capital and 20.37% of total capital (“Acquisition”) of Tele Centro Oeste Participações S.A. (“TCO”).Pursuant to the acquisition of control, TCP, in accordance with Brazilian securities regulations, will make a public offer for the acquisition of common shares from non-controlling shareholders of TCO by 80% of the price paid per share in the Acquisition (“OPA”). The OPA will be launched as soon as it is registered at the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange commission.

Once the acquisition of control and the OPA are completed, TCP will proceed to incorporate TCO remaining shares. The exchange ratio will be 1.27 shares issued by TCP for each share issued by TCO. This ratio will be adjusted in accordance with eventual due diligence results.

The Acquisition and the OPA will result in an increase of approximately R$ 2.0 billion in TCP’s debt. This financial effort will be primarily supported by the cash flow generated from TCP’s current operations, by TCO’s solid balance sheet and its cash flow generation.

The Acquisition price of R$ 1,408 (the “Price”), is subject to due diligence and may be adjusted accordingly. The payment of the Price will be structured as follows:

  Payments in installments, consistent with interest rates and maturity dates of Fixcel’s or related Companies’ debt instruments, including Splice do Brasil Telecomunicações e Eletrônica S.A., amounting to approximately R$ 1,045 million (“debts”) as of January 15, 2003. The breakdown of this debt is as follows:
  approximately R$ 207 million payable on Jun. 27, 2003 and R$ 525 million on August 8, 2003, in aggregate totaling R$ 732 million, consistent with the maturities of Fixcel's debentures currently held by TCO;

  the remaining R$ 313 million will be disbursed according to due dates of other debt instruments with financial institutions.
  R$ 238 million will be paid in Brazilian currency upon closing, accruing interest at CDI (Brazilian Interbank Deposit Rate) plus 2% a.a. from January 15, 2003

  The balance payment, or approximately R$ 125 million as of January 15, 2003 will be adjusted until closing, and paid in Brazilian currency on a pre-agreed payment schedule with maturities ranging from 12 months to 24 months accruing interest at CDI plus 2%.

The signing of the final documentation including the final Acquisition conditions is expected to occur at the end of this month and is subject to the certain conditions precedent. The Acquisition depends on the approval of “Agência Nacional de Telecomunicações” – ANATEL, the Brazilian Communications regulator and “Conselho Administrativo de Direito Econômico” – CADE, the Brazilian Antitrust Commission. The Closing is anticipated to occur during the first quarter of 2003.

In making this investment decision, TCP’s took into consideration not only TCO’s client base, excellent operating performance and solid balance sheet but also the significant enhancement of TCP’s competitiveness, after the acquisition, in a scenario of consolidation and increased competition in the mobile telecom industry in Brazil The ability to offer digital roaming in CDMA in São Paulo, Rio de Janeiro and Brasilia should allow TCP to reduce churn and increase retention of corporate and high end subscribers.

TCP expects that the acquisition will represent a significant and positive contribution to the Company’s cash generation beginning in 2003. Moreover TCP expects to derive significant synergies due to contiguous geography and increased scale.

TCO is the leading operator in the Midwest (Area 7) with a 75% market share, and a 37% market share in the North (Area 8), through NBT (B-Band). TCO had revenues of R$ 1,117 million, EBITDA of R$ 481 Million and a net cash position of R$105 million in September 2002.

TCO is the A and B-Band operator in the Midwestern and Northern regions, respectively. In addition to a direct operation in the Federal District, TCO is the controlling Company of Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A, Teleacre Celular S.A. and Norte Brasil Telecom S.A. (“NBT”). TCO covers an area with more than 30 million inhabitants including the Federal District and important cities like Brasília, Goiânia, Manaus and Belém. Such markets are significantly attractive, considering their 12% representation of the Brazilian GDP and growth prospects due to their still low penetration of mobile phone services – 14.6%.

        TCP and Brasilcel N.V. will discuss the Acquisition in a conference call for market analysts and investors on January 16, 2003, at 3.30 pm – São Paulo (12.30 am New York, 6.30 pm Continental Europe).

TCP was advised on this transaction by Banco Espírito Santo and Credit Suisse First Boston.

A presentation for investors, providing further details on the acquisition, the OPA and the merger of shares will available on TCP’s home page at www.telespcelular.com.br, following the conference call

To access the call please dial one of the following numbers:
From Europe and other countries outside the United States: 55 11 4613 0502
From the United States: 1 703 788 1236 or 1 866 812 0442

Contacts

Maria Paula Canais
Investor Relations Officer
pacanais@telespcelular.com.br
(55 11) 3059-7081

Edson Alves Menini
Investor Relations Adviser
emenini@telespcelular.com.br
(55 11) 3059-7531

Fabiola Michalski
fmichalski@telespcelular.com.br
(55 11) 3059-7975

Cláudio Wenzel Lagos
Clagos@telespcelular.com.br
(55 11) 3059-7480

This press release does not constitute a sale offer or a request for purchase offer on any sale of securities within any jurisdiction; any purchase or sale thereof would be illegal before registration or qualification thereof under the applicable securities market laws.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,”“estimates”, “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.